THE JONES GROUP INC.

November 8, 2013

VIA EDGAR TRANSMISSION AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:             Tia L. Jenkins
Dee Dee Hurst
Rufus Decker

Re:            The Jones Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No.  001-10746

Ladies and Gentlemen:

On behalf of The Jones Group Inc., a Pennsylvania corporation ("we," "Jones" or the "Company"), we hereby submit the following in response to the comment letter dated October 29, 2013, received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), concerning the Company's above-referenced periodic filing.

To assist in your review, the Company's responses follow the sequentially numbered comments in your letter.  The text of your comments appears in bold, and our responses to those comments immediately follow.  In addition, we have included as Appendix A to this letter the revisions to the disclosure that we propose to incorporate in future filings in response to the third through eighth comments in your letter, marked to reflect changes from the corresponding disclosure in our Form 10-K filed on February 22, 2013.

1411 BROADWAY, NEW YORK, NEW YORK  10018

Securities and Exchange Commission
November 8, 2013

Form 10-K filed on February 22, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

1.	We note your disclosure of your effective income tax rates excluding the effects of goodwill and trademark impairments on page 43, which appears to represent a non-GAAP measure. Please revise to provide the disclosures required by Item 10(e) of Regulation S-K in future filings and show us a draft of your proposed revisions.

In our future periodic reports, we will not include any non-GAAP measures in our discussion of effective income tax rates.  Our proposed revision of the 2012 income tax disclosure to be included under Management's Discussion and Analysis of Financial Condition and Results of Operations in our Report on Form 10-K for 2013 is as follows.

(Benefit) Provision for Income Taxes.  The effective income tax rate was (19.0%) and 27.5% for 2012 and 2011, respectively.  ~~Excluding the effects of the goodwill and trademark impairments, the effective income tax rate was (54.9%) and 30.3% for 2012 and 2011, respectively.~~  The difference in tax rates is primarily due to the nondeductible goodwill impairment in 2012, ~~both~~ a greater impact of the foreign income tax differential and the effects of adjustments to deferred tax balances resulting from the effects of lower enacted tax rates in the United Kingdom on lower pre-tax income in 2012 compared with 2011.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 56

2.	In future filings, please separately disclose, either on your balance sheet or in your footnotes, any elements of accrued expenses and other current liabilities that exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please show us a draft of your proposed revisions, if applicable.

We have reviewed the components of accrued expenses and other current liabilities and have concluded that no items other than accrued employee compensation and benefits (which are separately disclosed in the 2012 Form 10-K) exceed 5% and are required to be separately disclosed.  The largest element remaining within accrued expenses and other current liabilities is accrued sales and use tax, which represent 3.7% and 2.2% of total current liabilities for the years ending December 31, 2012 and 2011, respectively.  In our future periodic reports, we will disclose any items that exceed 5% of total current liabilities on the balance sheet.

Securities and Exchange Commission
November 8, 2013

Notes to Consolidated Financial Statements

Stock Options and Restricted Stock, page 91

3.	Please tell us how you considered the disclosures required by ASC 718-10-50-2(g) as it relates to your granted restricted stock with performance and market conditions. Please show us a draft of your proposed revisions, if applicable.

In our future periodic reports, we will present separate disclosures for restricted shares with time-based vesting, restricted shares that vest upon achievement of performance targets, and restricted shares that vest upon achievement of market conditions.  Our proposed revision of this disclosure is included in Appendix A.

Business Segment and Geographic Area Information, page 96

4.	Please tell us how you considered the disclosures required by ASC 280-10-50-25 to 50-26 related to your segment assets. Please show us a draft of your proposed revisions, if applicable.

In our future periodic reports, we will disclose expenditures for additions to long-lived assets by segment for all periods presented.  We will also disclose the investment in equity-method investees included in the total assets of the "licensing and other" segment.  Our proposed revision of this disclosure is included in Appendix A.

5.	In future filings, please present eliminations of transactions between reportable segments in a separate column, rather than including them in the same column with Licensing and Other amounts. Please also disclose the nature of the eliminated items. Refer to ASC 280-10-50-30 and 50-31. If any columns have negative amounts for total assets, please also disclose why. Please show us a draft of your proposed revisions.

In our future periodic reports, we will report intersegment eliminations in a separate column, and all significant reconciling items, if any, will be separately identified and described.  Our proposed revision of this disclosure is included in Appendix A.

6.	We note your quarterly earnings releases provide revenue by distinct product categories. In future filings on Forms 10-K and 10-Q, please revise to separately disclose revenues from external customers for major product categories. Refer to ASC 280-10-50-40. Please show us a draft of your proposed revisions.

Securities and Exchange Commission
November 8, 2013

In our future periodic reports, we will disclose revenues from external customers by the major product categories of sportswear, jeanswear and footwear and accessories.  Our proposed revision of this disclosure is included in Appendix A.

Supplemental Pro Forma Condensed Financial Information, page 98

7.	Please disclose, if true, that each of your subsidiaries that function as co-issuers are 100% owned as defined in Rule 3-10(h) of Regulation S-X.

In our future periodic reports, we will revise the disclosure under Supplemental Pro Forma Condensed Financial Information to specifically state that our subsidiaries that function as co-issuers are 100% owned.  Our proposed revision of this disclosure is included in Appendix A.

8.	Please tell us your basis under Rule 3-10 of Regulation S-X for combining the parent company and the subsidiary issuers in the same column, rather than presenting them in separate columns. Please show us for 2012 what your consolidating financial information would look like if you had presented these columns separately. Please also confirm that no subsidiaries are guarantors only and not co-issuers. Refer to Rule 3-10 of Regulation S-X, including the instructions for preparation of condensed consolidating financial information in paragraph (i).

In our future periodic reports, we will revise the disclosure under Supplemental Pro Forma Condensed Financial Information to specifically state that we have no subsidiaries that are guarantors only and not co-issuers or co-obligors.  We will also disaggregate the parent company from the "Issuers" column and present it in a separate column.  Our proposed revision of this disclosure is included in Appendix A.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 8, 2013

We hope that you will find our responses to the comments of the Commission's staff satisfactory.  If further information regarding any aspect of this response letter is required, please contact the undersigned at (212) 703-9152 or Ira M. Dansky, Executive Vice President and General Counsel, at (212) 536-9526.

Very truly yours, /s/ John T. McClain John T. McClain Chief Financial Officer

Appendix A

Page numbers refer to page numbers in Form 10-K, filed February 22, 2013.
Proposed revisions are underscored.

Stock Options and Restricted Stock, page 91

Restricted Stock

Compensation cost for restricted stock that vests based upon the passage of time or on the achievement of a performance condition is measured as the excess, if any, of the quoted market price of our stock at the date the common stock is granted over the amount the employee must pay to acquire the stock (which is generally zero).  Compensation cost for restricted stock that vests upon the achievement of a performance condition is also based upon the probability that the performance condition will be satisfied.  Compensation cost for restricted stock that vests based upon the achievement of a market condition is determined based on a Monte Carlo valuation model and is recognized regardless of whether or not the market condition is satisfied.

Compensation cost, net of projected forfeitures, is recognized over the period between the issue date and the date any restrictions lapse, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for the total award.  Restricted share awards generally vest over a period of approximately three years.  The restrictions do not affect voting and dividend rights except for certain grants with performance and market conditions where dividends are paid only to the extent the shares vest.

Time-Based Vesting

The following tables summarize information about unvested restricted stock transactions and related information for shares subject to time-based vesting (shares in millions):

	2012		2011		2010
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested, January 1,	1.9	$11.66	2.0	$10.24	1.6	$10.08
Granted	1.2	9.76	0.9	12.56	0.8	15.65
Vested	(0.7)	8.24	(0.8)	9.27	(0.3)	23.41
Forfeited	(0.2)	12.43	(0.2)	11.34	(0.1)	11.22
Nonvested, December 31,	2.2	$11.64	1.9	$11.66	2.0	$10.24

	2012	2011	2010
Fair value (in millions) of shares vested during the year	$5.7	$7.7	$7.3

Performance Conditions

 Restricted stock grants that vest subject to performance conditions will vest subject to achievement of a cumulative operating cash flow target for a specified three-year period, as follows, with interpolation for intermediate points.

Performance Against Budget	Vesting
100% or Better	100%
90%	75%
80%	50%
Below 80%	0%

The following tables summarize information about unvested restricted stock transactions and related information for shares with performance conditions (shares in millions):

	2012		2011		2010
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested, January 1,	1.5	$10.79	1.3	$11.21	1.0	$10.52
Granted	1.0	9.34	0.6	12.61	0.6	14.92
Vested	(0.6)	6.19	(0.3)	14.46	(0.2)	17.93
Forfeited	(0.1)	10.30	(0.1)	15.28	(0.1)	14.92
Nonvested, December 31,	1.8	$11.48	1.5	$10.79	1.3	$11.21

	2012	2011	2010
Fair value (in millions) of shares vested during the year	$3.6	$4.8	$3.2

Market Conditions

Restricted stock grants that vest subject to market conditions will vest if our total shareholder return (which is the stock price appreciation, assuming dividends are reinvested in our common stock when paid) for a specified three-year period is equal to or greater than the median total shareholder return of a peer group of apparel, footwear, and department store companies, as follows, with interpolation for intermediate points.

Performance Relative to Peers	Vesting
Median or Better	100%
40th Percentile	75%
30th Percentile	50%
Below 30th Percentile	0%

The following tables summarize information about unvested restricted stock transactions and related information for shares with market conditions (shares in millions):

	2012		2011		2010
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested, January 1,	1.5	$6.80	1.3	$11.21	1.0	$10.52
Granted	1.0	3.66	0.6	3.15	0.6	14.92
Vested	(0.2)	6.60	(0.3)	14.46	(0.2)	17.93
Forfeited	(0.5)	3.33	(0.1)	15.28	(0.1)	14.92
Nonvested, December 31,	1.8	$5.94	1.5	$6.80	1.3	$11.21

	2012	2011	2010
Fair value (in millions) of shares vested during the year	$1.6	$4.8	$3.2

Business Segment and Geographic Area Information, page 96

We identify operating segments based on, among other things, differences in products sold and the way our management organizes the components of our business for purposes of allocating resources and assessing performance.  Our operations are comprised of six reportable segments: domestic wholesale sportswear, domestic wholesale jeanswear, domestic wholesale footwear and accessories, domestic retail, international wholesale and international retail.  Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations.  The wholesale segments include wholesale operations with third party department and other retail stores, the retail segments include operations by our own stores, concession locations and e-commerce web sites, and income and expenses related to trademarks, licenses and general corporate functions are reported under "licensing and other."  "Eliminations" represent intercompany transactions and reclassifications between segments which do not necessarily occur in every period.

We define segment income as operating income before net interest expense, goodwill impairment charges, gains or losses on sales of subsidiaries, equity in earnings of unconsolidated affiliates and income taxes.  Sales and transfers between segments generally are recorded at cost and treated as transfers of inventory, which are not reviewed when evaluating segment performance.  The wholesale segments allocate to the retail segments a portion of their SG&A costs related to the services utilized by those divisions where the retail operations benefit from those costs.

Summarized below are our revenues, income, depreciation and amortization, expenditures for long-lived assets and total assets by reportable segment for 2012, 2011 and 2010.  We are an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets.  Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(In millions)	Domestic Wholesale Sportswear	Domestic Wholesale Jeanswear	Domestic Wholesale Footwear & Accessories	Domestic Retail	International Wholesale	International Retail	Licensing & Other	Eliminations	Cons- olidated
For the year ended December 31, 2012
Revenues	$782.0	$746.7	$919.7	$584.6	$330.0	$388.9	$46.2	$-	$3,798.1
Segment income (loss)	$38.0	$53.0	$57.4	$(51.7)	$33.8	$5.5	$(13.5)	$(0.2)	$122.3
Net interest expense									(145.1)
Equity in income of unconsolidated affiliate									2.5
Goodwill impairment									(47.6)
Loss before benefit for income taxes									$(67.9)
Depreciation and amortization	$5.8	$1.1	$8.7	$13.3	$3.0	$23.8	$54.1	$-	$109.8
Expenditures for long-lived assets	10.3	4.0	12.6	20.5	0.9	27.3	25.1	-	100.7
For the year ended December 31, 2011
Revenues	$892.3	$773.7	$848.0	$631.2	$329.5	$260.4	$50.2	$-	$3,785.3
Segment income (loss)	$74.0	$49.6	$40.9	$(37.9)	$35.5	$6.9	$(30.0)	$1.5	140.5
Net interest expense									(73.3)
Equity in income of unconsolidated affiliate									3.9
Income before provision for income taxes									$71.1
Depreciation and amortization	$9.0	$1.2	$10.4	$17.2	$4.3	$12.9	$49.8	$-	$104.8
Expenditures for long-lived assets	34.6	4.3	6.6	14.5	4.1	19.6	28.8	-	112.5
For the year ended December 31, 2010
Revenues	$965.2	$819.9	$841.5	$651.2	$269.6	$47.0	$48.3	$-	$3,642.7
Segment income (loss)	$80.4	$72.3	$53.7	$(45.5)	$25.8	$6.7	$(48.4)	$(0.1)	144.9
Net interest expense									(58.9)
Equity in loss of unconsolidated affiliate									(0.9)
Income before provision for income taxes									$85.1
Depreciation and amortization	$17.9	$1.2	$18.6	$17.4	$1.2	$1.3	$56.3	$-	$113.9
Expenditures for long-lived assets	11.0	7.6	7.7	11.2	0.3	1.2	18.9	-	57.9
Total Assets (a)
December 31, 2012	$1,061.8	$683.7	$1,112.2	$288.0	$254.9	$377.1	$2,062.0	$(3,244.2)	$2,595.5
December 31, 2011	1,034.7	638.6	1,001.3	254.6	238.7	396.4	1,746.7	(2,595.7)	$2,715.3
December 31, 2010	771.5	661.6	849.5	217.9	173.1	13.6	1,517.8	(1,872.6)	$2,332.4

(a) – total assets for licensing and other includes investment in equity-method investees of $38.9 million, $35.6 million and $30.2 million for 2012, 2011 and 2010, respectively.

The total assets eliminations consist of the following:

December 31,	2012	2011	2010
(In millions)

Elimination of intersegment balances	$1,450.8	$1,404.0	$778.3
Reclassification of deferred tax assets	154.5	134.9	178.3
Elimination of investments in subsidiaries	1,638.9	1,056.8	916.0
	$3,244.2	$2,595.7	$1,872.6

Revenues from external customers and long-lived assets excluding deferred taxes related to operations in the United States and foreign countries and revenues by product category are as follows:

On or for the Year Ended December 31,	2012	2011	2010
(In millions)
Revenues from external customers:
United States	$3,018.0	$3,119.2	$3,245.2
United Kingdom	343.7	216.1	11.9
Canada	146.1	152.2	136.5
Other foreign countries	290.3	297.8	249.1
	$3,798.1	$3,785.3	$3,642.7
Long-lived assets:
United States	$1,072.0	$1,100.2	$1,188.6
United Kingdom	290.4	335.4	-
Other foreign countries	136.4	124.2	52.7
	$1,498.8	$1,559.8	$1,241.3
Revenues by product category:
Sportswear	$1,036.5	$1,158.9	$1,222.7
Jeanswear	746.7	773.8	819.9
Footwear and accessories	1,968.8	1,802.5	1,551.9
Other	46.1	50.1	48.2
	$3,798.1	$3,785.3	$3,642.7

Supplemental Pro Forma Condensed Financial Information, page 98

Certain of our 100%-owned subsidiaries function as co-issuers and co-obligors (fully and unconditionally guaranteed on a joint and several basis) of the outstanding debt of The Jones Group Inc. ("Jones"), including Jones Apparel Group, USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings") and JAG Footwear, Accessories and Retail Corporation ("JAG Footwear").  We have no subsidiaries that are guarantors only and not co-issuers or co-obligors.

The following condensed consolidating balance sheets, statements of operations, statements of consolidated comprehensive income and statements of cash flows for Jones, the "Issuers" (consisting of Jones USA, Jones Holdings, JAG Footwear, which are all our subsidiaries that act as co-issuers and co-obligors) and the "Others" (consisting of all of our other subsidiaries, excluding all obligor subsidiaries) have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information.  There are no contractual restrictions on distributions from Jones USA, Jones Holdings or JAG Footwear to Jones.

Condensed Consolidating Balance Sheets
(In millions)

	December 31, 2012					December 31, 2011
	Jones	Issuers	Others	Elim- inations	Cons- olidated	Jones	Issuers	Others	Elim- inations	Cons- olidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$82.6	$67.0	$-	$149.6	$-	$195.8	$43.0	$-	$238.8
Accounts receivable	-	191.0	190.0	-	381.0	-	182.9	156.7	-	339.6
Inventories, primarily finished goods	-	261.7	226.2	(1.2)	486.7	-	270.5	220.9	(0.3)	491.1
Prepaid and refundable income taxes	-	18.6	0.3	(13.4)	5.5	-	5.3	4.9	1.7	11.9
Deferred taxes	-	17.9	15.3	-	33.2	-	13.2	13.2	-	26.4
Prepaid expenses and other current assets	-	23.6	18.2	(1.1)	40.7	-	21.5	26.2	-	47.7
Total current assets	-	595.4	517.0	(15.7)	1,096.7	-	689.2	464.9	1.4	1,155.5
Property, plant and equipment	-	64.6	213.5	-	278.1	-	64.9	206.5	-	271.4
Due from affiliates	-	497.7	319.0	(816.7)	-	-	-	1,604.4	(1,604.4)	-
Goodwill	-	49.9	165.4	-	215.3	-	46.7	208.6	-	255.3
Other intangibles	-	6.0	863.7	-	869.7	-	6.9	890.5	-	897.4
Deferred taxes	-	93.0	-	(93.0)	-	-	80.6	-	(80.6)	-
Investments in subsidiaries	1,811.4	1,745.4	38.9	(3,556.8)	38.9	2,555.1	3,047.6	35.6	(5,602.7)	35.6
Other assets	-	67.7	29.1	-	96.8	-	79.3	20.8	-	100.1
Total assets	$1,811.4	$3,119.7	$2,146.6	$(4,482.2)	$2,595.5	$2,555.1	$4,015.2	$3,431.3	$(7,286.3)	$2,715.3
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$-	$-	$2.2	$-	$2.2	$-	$-	$2.0	$-	$2.0
Current portion of acquisition consideration payable	-	30.3	-	-	30.3	-	192.7	1.4	-	194.1
Accounts payable	-	156.2	101.3	-	257.5	-	139.7	96.5	-	236.2
Income taxes payable	-	22.1	12.9	(33.6)	1.4	-	11.2	8.3	(18.1)	1.4
Accrued expenses and other current liabilities	8.5	70.6	82.8	(1.1)	160.8	7.8	71.2	67.3	-	146.3
Total current liabilities	8.5	279.2	199.2	(34.7)	452.2	7.8	414.8	175.5	(18.1)	580.0
Long-term debt	-	934.4	-	-	934.4	-	831.3	0.1	-	831.4
Obligations under capital leases	-	-	21.3	-	21.3	-	-	23.3	-	23.3
Income taxes payable	-	0.5	-	-	0.5	-	6.7	-	-	6.7
Deferred taxes	-	-	155.7	(99.0)	56.7	-	-	160.0	(86.6)	73.4
Acquisition consideration payable	-	6.0	-	-	6.0	-	17.7	-	-	17.7
Due to affiliates	816.7	-	-	(816.7)	-	1,477.7	126.7	-	(1,604.4)	-
Other noncurrent liabilities	5.0	88.1	25.0	-	118.1	4.7	63.0	25.7	-	93.4
Total liabilities	830.2	1,308.2	401.2	(950.4)	1,589.2	1,490.2	1,460.2	384.6	(1,709.1)	1,625.9
Redeemable noncontrolling interest	-	-	0.6	-	0.6	-	-	-	-	-
Equity:
Common stock and additional paid-in capital	521.6	1,294.3	948.0	(2,242.3)	521.6	522.6	1,294.3	2,352.4	(3,646.7)	522.6
Retained earnings	477.5	535.1	793.1	(1,304.6)	501.1	571.9	1,290.3	704.3	(1,970.3)	596.2
Accumulated other comprehensive (loss) income	(17.9)	(17.9)	2.8	15.1	(17.9)	(29.6)	(29.6)	(10.2)	39.8	(29.6)
Total Jones stockholders' equity	981.2	1,811.5	1,743.9	(3,531.8)	1,004.8	1,064.9	2,555.0	3,046.5	(5,577.2)	1,089.2
Noncontrolling interests	-	-	0.9	-	0.9	-	-	0.2	-	0.2
Total equity	981.2	1,811.5	1,744.8	(3,531.8)	1,005.7	1,064.9	2,555.0	3,046.7	(5,577.2)	1,089.4
Total liabilities and equity	$1,811.4	$3,119.7	$2,146.6	$(4,482.2)	$2,595.5	$2,555.1	$4,015.2	$3,431.3	$(7,286.3)	$2,715.3

Condensed Consolidating Statements of Operations
(In millions)

	Year Ended December 31, 2012					Year Ended December 31, 2011					Year Ended December 31, 2010
	Jones	Issuers	Others	Elim- inations	Cons- olidated	Jones	Issuers	Others	Elim- inations	Cons- olidated	Jones	Issuers	Others	Elim- inations	Cons- olidated
Net sales	$-	$2,258.4	$1,520.4	$(28.2)	$3,750.6	$-	$2,370.0	$1,387.0	$(23.0)	$3,734.0	$-	$2,512.5	$1,095.2	$(14.2)	$3,593.5
Licensing income	-	0.2	46.0	-	46.2	-	0.1	50.1	-	50.2	-	0.1	48.2	-	48.3
Other revenues	-	1.3	-	-	1.3	-	1.1	-	-	1.1	-	0.9	-	-	0.9
Total revenues	-	2,259.9	1,566.4	(28.2)	3,798.1	-	2,371.2	1,437.1	(23.0)	3,785.3	-	2,513.5	1,143.4	(14.2)	3,642.7
Cost of goods sold	-	1,517.7	928.1	(18.4)	2,427.4	-	1,568.3	882.7	(10.9)	2,440.1	-	1,643.9	746.3	(3.0)	2,387.2
Gross profit	-	742.2	638.3	(9.8)	1,370.7	-	802.9	554.4	(12.1)	1,345.2	-	869.6	397.1	(11.2)	1,255.5
Selling, general and administrative expenses	-	854.8	381.0	(8.9)	1,226.9	-	893.5	291.5	(11.8)	1,173.2	-	950.9	133.2	(11.1)	1,073.0
Trademark impairments	-	-	21.5	-	21.5	-	-	31.5	-	31.5	-	-	37.6	-	37.6
Goodwill impairment	-	-	47.6	-	47.6	-	-	-	-	-	-	-	-	-	-
Operating (loss) income	-	(112.6)	188.2	(0.9)	74.7	-	(90.6)	231.4	(0.3)	140.5	-	(81.3)	226.3	(0.1)	144.9
Net interest expense (income) and financing costs	-	143.1	2.0	-	145.1	-	76.7	(3.4)	-	73.3	-	64.4	(5.5)	-	58.9
Equity in income (loss) of unconsolidated affiliate	-	-	2.5	-	2.5	-	-	3.9	-	3.9	-	-	(0.9)	-	(0.9)
(Loss) income before (benefit) provision for income taxes	-	(255.7)	188.7	(0.9)	(67.9)	-	(167.3)	238.7	(0.3)	71.1	-	(145.7)	230.9	(0.1)	85.1
(Benefit) provision for income taxes	-	(77.5)	65.1	(0.5)	(12.9)	-	(36.1)	74.2	(18.5)	19.6	-	(42.9)	75.0	(1.4)	30.7
(Loss) income before earnings of subsidiaries	-	(178.2)	123.6	(0.4)	(55.0)	-	(131.2)	164.5	18.2	51.5	-	(102.8)	155.9	1.3	54.4
Equity in earnings of subsidiaries	(55.3)	122.9	-	(67.6)	-	32.5	163.7	-	(196.2)	-	56.3	155.9	-	(212.2)	-
Net (loss) income	(55.3)	(55.3)	123.6	(68.0)	(55.0)	32.5	32.5	164.5	(178.0)	51.5	56.3	53.1	155.9	(210.9)	54.4
Less: income attributable to noncontrolling interests	-	-	1.1	-	1.1	-	-	0.8	-	0.8	-	-	0.6	-	0.6
(Loss) income attributable to Jones	$(55.3)	$(55.3)	$122.5	$(68.0)	$(56.1)	$32.5	$32.5	$163.7	$(178.0)	$50.7	$56.3	$53.1	$155.3	$(210.9)	$53.8

Condensed Consolidating Statements of Other Comprehensive (Loss) Income
 (In millions)

	Year Ended December 31, 2012					Year Ended December 31, 2011					Year Ended December 31, 2010
	Jones	Issuers	Others	Elim- inations	Cons- olidated	Jones	Issuers	Others	Elim- inations	Cons- olidated	Jones	Issuers	Others	Elim- inations	Cons- olidated
Net (loss) income	$(55.3)	$(55.3)	$123.6	$(68.0)	$(55.0)	$32.5	$32.5	$164.5	$(178.0)	$51.5	$56.3	$53.1	$155.9	$(210.9)	$54.4
Other comprehensive income (loss):
Pension and postretirement liability adjustments, net of tax	(0.1)	(0.1)	-	0.1	(0.1)	(7.1)	(7.1)	(1.2)	8.3	(7.1)	(1.7)	(1.7)	-	1.7	(1.7)
Change in fair value of cash flow hedges, net of tax	-	-	-	-	-	(0.2)	(0.2)	(0.2)	0.4	(0.2)	(0.3)	(0.3)	(0.3)	0.6	(0.3)
Reclassification adjustment for hedge gains and losses included in net (loss) income, net of tax	0.1	0.1	0.1	(0.2)	0.1	0.5	0.5	0.5	(1.0)	0.5	0.1	0.1	0.1	(0.2)	0.1
Foreign currency translation adjustments	11.7	11.7	11.4	(23.1)	11.7	(14.4)	(14.4)	(14.4)	28.8	(14.4)	1.1	1.1	1.1	(2.2)	1.1
Total other comprehensive income (loss)	11.7	11.7	11.5	(23.2)	11.7	(21.2)	(21.2)	(15.3)	36.5	(21.2)	(0.8)	(0.8)	0.9	(0.1)	(0.8)
Comprehensive (loss) income	$(43.6)	$(43.6)	$135.1	$(91.2)	$(43.3)	$11.3	$11.3	$149.2	$(141.5)	$30.3	$55.5	$52.3	$156.8	$(211.0)	$53.6

Condensed Consolidating Statements of Cash Flows
(In millions)

	Year Ended December 31, 2012					Year Ended December 31, 2011					Year Ended December 31, 2010
	Jones	Issuers	Others	Elim- inations	Cons- olidated	Jones	Issuers	Others	Elim- inations	Cons- olidated	Jones	Issuers	Others	Elim- inations	Cons- olidated
Net cash provided by operating activities	$-	$19.2	$109.2	$(15.7)	$112.7	$-	$192.7	$97.8	$(18.8)	$271.7	$-	$66.6	$90.6	$(15.9)	$141.3
Cash flows from investing activities:
Acquisition of KG Group Holdings, net of cash acquired	-	-	-	-	-	-	(143.1)	-	-	(143.1)	-	-	-	-	-
Acquisition of Stuart Weitzman Holdings, net of cash acquired	-	-	-	-	-	-	-	-	-	-	-	(159.3)	-	-	(159.3)
Acquisition of Moda Nicola International	-	-	-	-	-	-	(2.5)	-	-	(2.5)	-	(14.4)	-	-	(14.4)
Acquisition of Brian Atwood, net of cash acquired	-	(5.0)	0.6	-	(4.4)	-	-	-	-	-	-	-	-	-	-
Contingent consideration paid related to investment in GRI Group Limited	-	-	(3.5)	-	(3.5)	-	-	-	-	-	-	-	-	-	-
Capital expenditures	-	(19.8)	(56.7)		(76.5)	-	(37.3)	(60.7)	-	(98.0)	-	(18.6)	(22.4)	-	(41.0)
Proceeds from sale of trademark	-	-	5.0	-	5.0	-	-	-	-	-	-	-	-	-	-
Other items, net	-	-	(0.1)	-	(0.1)	-	-	0.1	-	0.1	-	-	0.4	-	0.4
Net cash used in investing activities	-	(24.8)	(54.7)	-	(79.5)	-	(182.9)	(60.6)	-	(243.5)	-	(192.3)	(22.0)	-	(214.3)
Cash flows from financing activities:
Issuance of 6.875% Senior Notes due 2019	-	103.5	-	-	103.5	-	300.0	-	-	300.0	-	-	-	-	-
Debt issuance costs	-	(2.6)	-	-	(2.6)	-	(6.6)	-	-	(6.6)	-	-	-	-	-
Costs related to secured revolving credit agreement	-	(0.3)	-	-	(0.3)	-	(3.3)	-	-	(3.3)	-	(7.3)	-	-	(7.3)
Repayment of acquired debt of KG Group Holdings	-	-	-	-	-	-	(174.1)	-	-	(174.1)	-	-	-	-	-
Repayment of long-term debt	-	-	(0.1)	-	(0.1)	-	-	(0.1)	-	(0.1)	-	-	(0.2)	-	(0.2)
Cash distributions to former owners of Stuart Weitzman Holdings	-	-	-	-	-	-	-	-	-	-	-	-	(19.0)	-	(19.0)
Distributions to noncontrolling interests	-	-	(1.0)	-	(1.0)	-	-	(0.7)	-	(0.7)	-	-	(0.6)	-	(0.6)
Payments of acquisition consideration payable	-	(151.0)	(12.9)	-	(163.9)	-	-	(10.1)	-	(10.1)	-	-	(4.3)	-	(4.3)
Repurchases of common stock	-	(44.0)	-	-	(44.0)	-	(78.0)	-	-	(78.0)	-	(10.7)	-	-	(10.7)
Proceeds from exercise of employee stock options	-	-	-	-	-	-	-	-	-	-	-	0.6	-	-	0.6
Dividends paid	-	(15.5)	(15.7)	15.7	(15.5)	-	(16.6)	(18.8)	18.8	(16.6)	-	(17.2)	(15.9)	15.9	(17.2)
Principal payments on capital leases	-	-	(1.9)	-	(1.9)	-	-	(1.7)	-	(1.7)	-	-	(2.6)	-	(2.6)
Excess tax benefits from share-based payment arrangements	-	2.3	-	-	2.3	-	1.6	-	-	1.6	-	1.2	-	-	1.2
Net cash (used in) provided by financing activities	-	(107.6)	(31.6)	15.7	(123.5)	-	23.0	(31.4)	18.8	10.4	-	(33.4)	(42.6)	15.9	(60.1)
Effect of exchange rates on cash	-	-	1.1	-	1.1	-	-	(0.6)	-	(0.6)	-	-	0.5	-	0.5
Net (decrease) increase in cash and cash equivalents	-	(113.2)	24.0		(89.2)	-	32.8	5.2	-	38.0	-	(159.1)	26.5	-	(132.6)
Cash and cash equivalents, beginning	-	195.8	43.0	-	238.8	-	163.0	37.8	-	200.8	-	322.1	11.3	-	333.4
Cash and cash equivalents, ending	$-	$82.6	$67.0	$-	$149.6	$-	$195.8	$43.0	$-	$238.8	-	$163.0	$37.8	$-	$200.8